Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Ranks Number Three of 30 Top-Performing

Companies in Inaugural TSX30 Program

Vancouver, British Columbia, September 26, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced that it has ranked as the third top-performing company in Toronto Stock Exchange’s (TSX) inaugural TSX30, a flagship program recognizing the 30 top-performing TSX stocks over a three-year period based on dividend-adjusted share price appreciation.

“Since Village Farms first publicly listed its shares in 2006, Toronto Stock Exchange has been an outstanding platform for investors to participate in the growth of our Company to one of the largest vertically integrated greenhouse growing operations in North America,” said Michael DeGiglio, CEO and Founder, Village Farms International. “Now, leveraging more than three decades as a leader in large-scale, precision agriculture, we are adding to our legacy produce business with the biggest opportunity in our history as we pursue outsized, long-term growth potential in the cannabis and CBD markets.”

“Although this award recognizes outstanding recent performance, Village Farms is only just beginning to realize the value of these significant new growth opportunities, which have transformed both our near- and long-term earnings potential, and which we expect will drive growth for years to come. Our financial results are just starting to benefit from the success of our 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production in Canada, Pure Sunfarms, which is already one of the most profitable companies in the industry. Moreover, financial performance in the coming quarters should reflect Pure Sunfarms recent ramp to full capacity at its first greenhouse, the planned doubling of capacity next year with the conversion of a second greenhouse, and the potential to more than double that capacity again through the option to add a third greenhouse.”

“In parallel, in the United States we are aggressively pursuing the significant opportunity in hemp and CBD. We expect to generate our first hemp biomass sales later this year, and then rapidly transition into higher margin CBD crude oil and then our own CBD products, as we build a leading consumer packaged goods company in this exciting, high-growth market. All of this should drive even further value for our shareholders over both the short and long terms.”

“We are extremely proud to present the TSX30, a new recognition program featuring some of the most compelling success stories among our listed issuers, including companies operating in traditional areas of strength like natural resources and also in newly defined sectors like clean tech and cannabis,” said Loui Anastasopoulos, President, Capital Formation, TMX Group. “TSX listed companies play a vital role in Canada’s capital markets and as we continue to evolve into a global leader, TSX remains committed to our work in support of this crucial ecosystem. Today, we congratulate the companies included in the inaugural TSX30 for all of their achievements and look forward to continuing to serve them along each stage of their growth path into the future.”

For more information on the TSX30, visit: www.tsx.com/tsx30

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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